[LETTERHEAD OF COMSTOCK RESOURCES, INC.]

CORRESP
October 5, 2007
BY FACSIMILE (202-772-9369) AND EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Comstock Resources, Inc.
Form 10-K, for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Response Letter dated September 19, 2007
File No.:  1-3262

Ladies and Gentlemen:

The following is the response of Comstock Resources, Inc. ("Comstock" or the "Company") to the comment contained in the Staff's comment letter dated September 27, 2007 (the "Comment Letter") concerning the above-referenced 10-K (the "10-K").  The response is numbered to correspond to the number of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Formation of and Investment in Bois d'Arc Energy, Page F-7

1.
We note your response to our prior comment number seven.  Please clarify if there is any form of legal agreement that binds your CEO or CFO to vote their shares in concert with the shares held by the company.

The Company does not have any formal written agreement with the CEO or CFO as to the voting of their shares of Bois d'Arc Energy, Inc. ("Bois d'Arc").  Nevertheless, in September 2006, Comstock concluded that the shares of Bois d'Arc Energy, Inc. it had recently acquired were sufficient to give it voting control of Bois d'Arc because of the additional shares held by Comstock's CEO and CFO.  This conclusion was based on:

•	The presumption that management is always part of a potential control group of shareholders of a company, as discussed in EITF 88-16 and FIN 44 paragraph 87;

Securities and Exchange Commission
October 5, 2007

•
The shares of Bois d'Arc held by the CEO and the CFO were issued at the formation of Bois d'Arc; these awards were approved by the Comstock board with the understanding that the shares would be voted consistent with the Comstock shares;

•
The Comstock board of directors has historically provided the CEO and CFO of Comstock the authority to vote the shares of Bois d'Arc owned by Comstock and they have always voted their personal holdings consistently with the voting of the shares owned by Comstock;

•	Comstock's CEO and CFO serve as the Chairman of the Board of Directors and the CFO of Bois d'Arc, respectively;

•
Comstock's financial statements included in its filings, beginning with the quarter ended September 30, 2006, have included the assertion that Comstock has voting control over Bois d'Arc.  Such filings have been signed by the CEO and CFO and the Company's Form 10-K has been signed by Comstock's directors.  Five of Comstock's six directors are included in the nine directors of Bois d'Arc and the compensation committee of Bois d'Arc consists of two members that also serve on Comstock's compensation committee.  At all times since the origination of Bois d'Arc, directors who serve on the Comstock board of directors, which include the Comstock CEO and CFO, have controlled and intend to continue to control both the composition of the Bois d'Arc board and the executive management of Bois d'Arc;

•
At Bois d'Arc's Annual Meeting of Stockholders held in each of 2006 and 2007, the voting shares held by Comstock represented 50.2% and 51.2%, respectively, of the total shares voted at the meeting (either in person or by proxy).  By adding the shares owned by Comstock's CEO and CFO, which were voted in the same manner as those owned by Comstock, shares voted by Comstock represented 51.9% and 52.7% of the shares voted at these meetings.  Comstock clearly represented the majority of the shares voted at each of these annual meetings; and

•
Comstock has in place monitoring procedures designed to routinely track the number of Bois d'Arc shares issued, outstanding and available to vote, and the Company has routinely acquired additional shares to ensure that Comstock will at all times maintain a majority of the voting stock of Bois d'Arc.

Comstock believes these factors clearly give it the ability to control the activities of Bois d'Arc. As a result, Comstock did not initially believe that a formal agreement binding the CEO and CFO to vote their shares in concert with the shares owned by Comstock was required in the case of its particular facts and circumstances.  The Comstock board is willing to implement such a formal agreement and understands that doing so would further support the Company's assessment of control over Bois d'Arc.

Securities and Exchange Commission
October 5, 2007

The management of Comstock acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811.

Very truly yours,

/s/ Roland O. Burns
Roland O. Burns
Senior Vice President and Chief Financial Officer

RDS